THE FLEX-FUNDS® MONEY MARKET FUND,
A LEADER SINCE 1985*!

The Flex-funds® Money Market Fund has ranked among the top 10% of retail money market funds every year since its inception. A major contributor to this is that The Fund yields generally .45% or more higher than the average general purpose money market fund***.

TEAM UP WITH A LEADER!

Call The Flex-funds® at 800.325.3539 or Click Here for an application and prospectus!
2.36%** 7-Day Simple Yield as of 5.27.08 2.39%** 7-Day Compound Yield as of 5.27.08

* Inception date: March 27, 1985

** The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates average annual total return for the period indicated and assumes reinvestment of all dividend and capital gain distributions. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing.

*** According to iMoneyNet.com

DID YOU GET YOUR STIMULUS CHECK?

2.49%* 7-day Simple Yield as of 5.9.2008
THE FLEX-FUNDS CAN MAKE IT BIGGER!

Not sure what to do with your stimulus check?
The Flex-funds Money Market Fund is a low risk,
convenient place to let your money work for you.

With yields generally 0.45% or more higher than the average
general purpose money market fund**, The Flex-funds
Money Market Fund is a great place to save and
grow your investment!
2.52%* 7-day Compound Yield as of 5.9.2008

Take advantage of this great opportunity today!

Call The Flex-funds at 800.325.3539 or Click Here for an application and prospectus!

* The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates average annual total return for the period indicated and assumes reinvestment of all dividend and capital gain distributions. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds Money Market Fund carefully before investing. The Flex-funds prospectus contains this and other information about the Fund and should be read carefully before investing.

** According to iMoneyNet.com

DID YOUR CLIENTS GET THEIR STIMULUS CHECK?

2.49%* 7-day Simple Yield as of 5.9.2008
THE FLEX-FUNDS CAN MAKE IT BIGGER!

Are your clients not sure what to do with their stimulus check?
The Flex-funds Money Market Fund is a low risk, convenient
place to let their money work for them and you! Help your
clients grow their assets and grow your business at the
same time. You can also earn 12b-1 and wrap fees!

With yields generally 0.45% or more higher than the average general purpose money market fund**, The Flex-funds Money Market Fund is a great place for you or your clients to save and grow an investment!
2.52%* 7-day Compound Yield as of 5.9.2008

Take advantage of this great opportunity today!

Call The Flex-funds at 800.325.3539 or Click Here for an application and prospectus!

* The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates average annual total return for the period indicated and assumes reinvestment of all dividend and capital gain distributions. The current performance may be lower or higher than the performance data quoted. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the period shown. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds Money Market Fund carefully before investing. The Flex-funds prospectus contains this and other information about the Fund and should be read carefully before investing.

** According to iMoneyNet.com